A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

FOR IMMEDIATE RELEASE

A-POWER ENERGY GENERATION SYSTEMS, LTD., ANNOUNCES THAT AN INDEPENDENT DIRECTOR HAS RESIGNED

SHENYANG, China, July 1, 2011 /PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or the “Company"), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that an independent director on its board of directors has resigned, effective June 30, 2011. The board of directors has accepted his resignation.

Mr. Jianmin Wu has regretfully resigned as a director of A-Power and as a member of the board’s audit committee. Mr. Wu stated that, considering the recent changes occurring at the Company, he believed he would not be able to continue to work effectively as an independent director and contribute as a member of the board of directors.

Mr. Jinxiang Lu, A-Power’s Chairman and Chief Executive Officer, said, “Regretfully, we have accepted the resignation of Mr. Wu and understand his concerns and reservations. We thank him for his contributions to the board and wish him well as he continues his career.”

A-Power has started its search for an independent director to fill Mr. Wu’s position on the board.

About A-Power

A-Power Energy Generation Systems, Ltd., through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

For additional information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Patty Bruner
Telephone: +1 480 332 6397 in the USA
Email: pbruner@ChristensenIR.com

Tom Myers
Mobile: +86 139 1141 3520 in China
Email:  tmyers@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com